                                                              Page 1 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*

                                Mac-Gray Corporation
                 ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  --------------------------------------------
                         (Title of Class of Securities)

                                  554153-10-6
                               --------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6             13G                        Page 2  of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Stewart Gray MacDonald, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           112,933
        6  SHARED VOTING POWER

           1,435,000
        7  SOLE DISPOSITIVE POWER

           112,933
        8  SHARED DISPOSITIVE POWER

           2,001,667
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,114,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   See Item 4.
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   18.3% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 3  of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cynthia V. Doggett

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           200,000
        6  SHARED VOTING POWER

           1,347,933
        7  SOLE DISPOSITIVE POWER

           200,000
        8  SHARED DISPOSITIVE POWER

           1,914,600
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,114,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   18.3% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 4 of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           566,667
        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           566,667
        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   566,667
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   4.9% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   OO (Trust)

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 5 of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Stewart G. MacDonald, Jr. 1984 Trust
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           655,000
        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           655,000
        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   655,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.6% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   OO (Trust)

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 6 of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The New Century Trust
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           580,000
        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           500,000
        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   580,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.0% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   OO (Trust)

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 7 of 22 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Gilbert M. Roddy, Jr.
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


        6  SHARED VOTING POWER

           580,000
        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER

           580,000
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   580,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.0% (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's latest 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 8 of 22 Pages

                           STATEMENT ON SCHEDULE 13G

Item 1(a).     Name of Issuer:
               --------------

               Mac-Gray Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               22 Water Street
               Cambridge, MA 02141

Item 2(a).     Names of Persons Filing:
               -----------------------

               1.   Stewart Gray MacDonald, Jr.

               2.   Cynthia V. Doggett

               3. The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

               4.   The Stewart G. MacDonald, Jr. 1984 Trust

               5.   The New Century Trust

               6.   Gilbert M. Roddy, Jr.

               The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as Exhibit B hereto.
                                                          ---------

                                                              Page 9 of 22 Pages

Item 2(b).     Business Mailing Address for all Reporting Persons:
               --------------------------------------------------

               c/o Mac-Gray Corporation
               22 Water Street
               Cambridge, MA 02141

Item 2(c).     Citizenship:
               -----------

               Each Reporting Person who is an individual has United States citizenship. Each Reporting Person that is a trust is incorporated within the Commonwealth of Massachusetts.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:
               ------------

               554153-10-6

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               --------------------------------------------------------------
               2(b), check whether the person filing is a:
               -------------------------------------------

               Not Applicable

                                                             Page 10 of 22 Pages

Item 4.   Ownership:
          ---------

          A total of 11,579,826 shares of common stock, $.01 par value (the "Common Stock") of Mac-Gray Corporation (the "Company") were reported in the Company's Form 10-Q for the period ended September 30, 1997 (SEC File Number 1-13495) as issued and outstanding as of the close of business on October 31, 1997. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power,
     (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in Exhibit A attached
                                                        ---------
     hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9. of the cover page for each such Reporting Person included in this Schedule.

          Background Information for Item 4. Each Reporting Person, either in
          ---------------------------------
     its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of April 17, 1997 (the "First Stockholders' Agreement") and a stockholders' agreement dated as of June 26, 1997 (the "Second Stockholders' Agreement") (both agreements collectively, the "Stockholders' Agreements"). The First Stockholders' Agreement and the Second Stockholders' Agreement are filed as Exhibits 10.1 and 10.2 (respectively) to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333-3369), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreements (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,979,826 shares amounting to 60.3% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreements (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in Exhibit A attached hereto.
                         ---------

          The parties to the First Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, Mr. Jeffrey C. Huenink, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn
     C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust(2), The Daniel W. MacDonald Trust 1988, the New Century Trust(3), The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert

                                                             Page 11 of 22 Pages

     C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The stockholders party to the First Stockholders' Agreement, who hold in aggregate 6,979,826 shares amounting to 60.3% of the issued and outstanding Common Stock, entered into that agreement pursuant to the Company's April, 1997 acquisition of Sun Services of America, Inc., a former Florida corporation formerly owned by Mr. Huenink. The First Stockholders' Agreement grants Mr. Huenink certain demand and "piggy-back" registration rights, along with the right (subject to certain conditions) to require the Company to repurchase up to 612,026 shares held by Mr. Huenink. The First Stockholders' Agreement also contains a provision requiring each stockholder party thereto to vote their respective shares in favor of Mr. Huenink's election to the Company's Board of Directors until the earliest to occur of April 17, 1999 or such time as Mr. Huenink ceases to hold five percent of the outstanding shares of Common Stock (the "Voting Clause").

          Mr. Huenink has served as a Director of the Company since April, 1997 and continues to serve as such. Mr. Heunink's current term as Director does not expire until the date of the Company's 1999 annual meeting of stockholders. It is currently anticipated that the Voting Clause will expire by its own terms before the expiry of Mr. Heunink's current term as a Director of the Company.

          The parties to the Second Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust(2), The Daniel W. MacDonald Trust 1988, the New Century Trust(3), The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding shares of the Company). The Second Stockholders' Agreement gives the parties thereto (who in aggre gate hold 6,367,800 shares amounting to 55% of the issued and outstanding Common Stock) rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Second Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

                    [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                             Page 12 of 22 Pages
     Footnotes to Item 4:
     -------------------

           (1) The trustees for The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr. (the "SGM Trust") are Patrick A. Flanagan, R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonald, Jr. share power to dispose of the shares held by the SGM Trust. The settlor of the SGM Trust is Evelyn C. MacDonald, who retains the right to replace shares of Common Stock held by the SGM Trust with property of equivalent value.

           (2) The trustees for The Stewart G. MacDonald, Jr. 1984 Trust (the "SGM 1984 Trust") are Stewart G. MacDonald, Jr. and Cynthia V. Doggett. The trustees shares voting and dispository power with respect to the shares of Common Stock held by the SGM 1984 Trust. Stewart G. MacDonald, Jr. is the sole beneficiary of the SGM 1984 Trust.

           (3) The trustees of the New Century Trust are Cynthia V. Doggett and Gilbert M. Roddy, Jr. The beneficiaries of the New Century Trust are minor issue of Stewart G. MacDonald, Jr. and have no rights or power to vote or dispose of the shares of Common Stock held by the New Century Trust. The settlor of the New Century Trust is Stewart G. MacDonald, Jr., who retains the right to replace shares of Common Stock held by the New Century Trust with property of equivalent value.

                                                             Page 13 of 22 Pages

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable

Item 10.  Certification:
          -------------

          Not Applicable

                                                             Page 14 of 22 Pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998

                              /s/ Stewart G. MacDonald, Jr.
                              __________________________________________________
                              Stewart G. MacDonald, Jr., individually and as Trustee of the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. and as Trustee of the Stewart G. MacDonald, Jr. 1984 Trust and as Settlor of the New Century Trust


                              /s/ Cynthia V. Doggett
                              __________________________________________________
                              Cynthia V. Doggett, individually and as Trustee of the New Century Trust and as Trustee of the Stewart G. MacDonald, Jr. 1984 Trust


                              The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.


                           By:  /s/ Stewart G. MacDonald, Jr.
                              __________________________________________________
                              Stewart G. MacDonald, Jr., Trustee


                              The Stewart G. MacDonald, Jr. 1984 Trust

                           By:  /s/ Stewart G. MacDonald, Jr.
                              __________________________________________________
                              Stewart G. MacDonald, Jr., Trustee


                              The New Century Trust

                           By:  /s/ Cynthia V. Doggett
                              __________________________________________________
                              Cynthia V. Doggett, Trustee


                              /s/ Gilbert M. Roddy
                              __________________________________________________
                              Gilbert M. Roddy, as Trustee of the New Century Trust

                                                             Page 15 of 22 Pages

EXHIBIT A
---------

------------------------------------------------------------------------------------------------------------------------------------
NAME:  Stewart Gray MacDonald, Jr.
------------------------------------------------------------------------------------------------------------------------------------
                              COMMON                             FORM OF BENEFICIAL OWNERSHIP                            BENEFICIAL
                               STOCK                                                                                     OWNERSHIP
                                                                                                                         DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
Sole Voting                    112,933  Direct                                                                               NO
  Power
------------------------------------------------------------------------------------------------------------------------------------
Total Sole                     112,993
  Voting
  Power
------------------------------------------------------------------------------------------------------------------------------------
  Shared                       655,000  By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary            NO
  Voting                       580,000  By the New Century Trust as settlor with right to replace trust shares with          YES
                                        property of equivalent value
  Power                        200,000  By Cynthia V. Doggett, wife of the Reporting Person                                  YES
------------------------------------------------------------------------------------------------------------------------------------
  Total                      1,435,000
  Shared
  Voting
  Power
------------------------------------------------------------------------------------------------------------------------------------
   Sole                        104,933  Direct                                                                               NO
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------------
 Total Sole                    112,933
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------------
  Shared                       566,667  By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as           NO
                                        co-trustee and beneficiary
Dispositive                    655,000  By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary            NO
  Power                        580,000  By the New Century Trust as settlor with right to replace trust shares with
                                        property of equivalent value                                                         YES
                               200,000  By Cynthia V. Doggett, wife of the Reporting Person                                  YES
------------------------------------------------------------------------------------------------------------------------------------
  Total                      2,001,667
  Shared
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------------
                                        Aggregated Beneficial Ownership:                                                   2,114,600
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 16 of 22 Pages


------------------------------------------------------------------------------------------------------------------------------------
NAME:  Cynthia V. Doggett
------------------------------------------------------------------------------------------------------------------------------------
                              COMMON STOCK                          FORM OF BENEFICIAL OWNERSHIP                         BENEFICIAL
                                                                                                                         OWNERSHIP
                                                                                                                         DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
Sole Voting                         200,000                                    Direct                                        NO
  Power
------------------------------------------------------------------------------------------------------------------------------------

Total Sole                          200,000
  Voting
  Power
------------------------------------------------------------------------------------------------------------------------------------
  Shared                            112,933  By the Stewart G. MacDonald, Jr., the husband of the Reporting Person           YES
  Voting                            655,000  By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G.       YES
                                             MacDonald, Jr.                                                                  YES
  Power                             580,000  By the New Century Trust as co-trustee with Gilbert M. Roddy
------------------------------------------------------------------------------------------------------------------------------------
  Total                           1,347,933
  Shared
  Voting
  Power
------------------------------------------------------------------------------------------------------------------------------------
  Sole                              200,000  Direct                                                                          NO
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------------
 Total Sole                         200,000
Dispositive
   Power
------------------------------------------------------------------------------------------------------------------------------------
  Shared                            112,933  By Stewart G. MacDonald, Jr., the husband of the Reporting Person               YES
Dispositive                         655,000  By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G.       YES
                                             MacDonald, Jr.                                                                  YES
   Power                            580,000  By the New Century Trust as co-trustee with Gilbert M. Roddy                    YES
                                    566,667  By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr.
                                             as spouse of the beneficiary
------------------------------------------------------------------------------------------------------------------------------------
   Total                          1,914,600
  Shared
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Aggregate Beneficial Ownership:                         2,114,600
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 17 of 22 Pages


------------------------------------------------------------------------------------------
 NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.
------------------------------------------------------------------------------------------
                        COMMON         FORM OF BENEFICIAL OWNERSHIP          BENEFICIAL
                        STOCK                                                OWNERSHIP
                                                                            DISCLAIMED
------------------------------------------------------------------------------------------
Sole Voting               566,667                 Direct                         NO
 Power
------------------------------------------------------------------------------------------
Total Sole                566,667
 Voting
 Power
------------------------------------------------------------------------------------------
Shared
 Voting
 Power
------------------------------------------------------------------------------------------
  Total
 Shared
 Voting
 Power
------------------------------------------------------------------------------------------
  Sole                    566,667                 Direct                         NO
Dispositive
 Power
------------------------------------------------------------------------------------------
  Total Sole              566,667
 Dispositive
    Power
------------------------------------------------------------------------------------------
   Shared
 Dispositive
   Power
------------------------------------------------------------------------------------------
  Total
  Shared
 Dispositive
  Power
------------------------------------------------------------------------------------------
                                     Aggregated Beneficial Ownership:              566,667
------------------------------------------------------------------------------------------

                                                             Page 18 of 22 Pages


----------------------------------------------------------------------
NAME:  The Stewart G. MacDonald, Jr. 1984 Trust
----------------------------------------------------------------------
                COMMON     FORM OF BENEFICIAL OWNERSHIP    BENEFICIAL
                STOCK                                      OWNERSHIP
                                                           DISCLAIMED
----------------------------------------------------------------------
Sole Voting     655,000                                        NO
 Power
----------------------------------------------------------------------
Total Sole      655,000
 Voting
 Power
----------------------------------------------------------------------
 Shared
 Voting
 Power
----------------------------------------------------------------------
 Total
 Shared
 Voting
 Power
----------------------------------------------------------------------
   Sole         655,000                                        NO
 Dispositive
 Power
----------------------------------------------------------------------
 Total Sole     655,000
Dispositive
  Power
----------------------------------------------------------------------
   Shared
Dispositive
  Power
----------------------------------------------------------------------
  Total
  Shared
Dispositive
 Power
----------------------------------------------------------------------
                         Aggregated Beneficial Ownership:      655,000
----------------------------------------------------------------------
----------------------------------------------------------------------

                                                             Page 19 of 22 Pages

----------------------------------------------------------------------
NAME:  The New Century Trust
----------------------------------------------------------------------
                COMMON     FORM OF BENEFICIAL OWNERSHIP    BENEFICIAL
                STOCK                                      OWNERSHIP
                                                           DISCLAIMED
----------------------------------------------------------------------
Sole Voting     580,000                                        NO
 Power
----------------------------------------------------------------------
Total Sole      580,000
 Voting
 Power
----------------------------------------------------------------------
 Shared
 Voting
 Power
----------------------------------------------------------------------
 Total
 Shared
 Voting
 Power
----------------------------------------------------------------------
  Sole          580,000                                        NO
Dispositive
  Power
----------------------------------------------------------------------
 Total Sole     580,000
Dispositive
  Power
----------------------------------------------------------------------
  Shared
Dispositive
  Power
----------------------------------------------------------------------
  Total
  Shared
Dispositive
  Power
----------------------------------------------------------------------
                         Aggregated Beneficial Ownership:      580,000
----------------------------------------------------------------------

                                                             Page 20 of 22 Pages

----------------------------------------------------------------------------------------------------
NAME:  Gilbert M. Roddy, Jr.
----------------------------------------------------------------------------------------------------
                COMMON                    FORM OF BENEFICIAL OWNERSHIP                   BENEFICIAL
                STOCK                                                                    OWNERSHIP
                                                                                         DISCLAIMED
----------------------------------------------------------------------------------------------------
Sole Voting
 Power
----------------------------------------------------------------------------------------------------
Total Sole
 Voting
 Power
----------------------------------------------------------------------------------------------------
 Shared         580,000  By the New Century Trust as co-trustee with Cynthia V. Doggett      YES
 Voting
 Power
----------------------------------------------------------------------------------------------------
 Total          580,000
 Shared
 Voting
 Power
----------------------------------------------------------------------------------------------------
  Sole
Dispositive
  Power
----------------------------------------------------------------------------------------------------
 Total Sole
Dispositive
 Power
----------------------------------------------------------------------------------------------------
  Shared        580,000  By the New Century Trust as co-trustee with Cynthia V. Doggett      YES
Dispositive
  Power
----------------------------------------------------------------------------------------------------
  Total           580,000
  Shared
Dispositive
  Power
----------------------------------------------------------------------------------------------------
                                        Aggregated Beneficial Ownership:                     580,000
----------------------------------------------------------------------------------------------------

                                                             Page 21 of 22 Pages
EXHIBIT B
---------

                             JOINT FILING AGREEMENT
                             ----------------------


     This will confirm the agreement by Stewart Gray MacDonald, Jr., Cynthia V. Doggett, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Stewart G. MacDonald, Jr. 1984 Trust, and the New Century Trust (collectively, the "Reporting Persons") in connection with that certain
Schedule 13G to be filed on or about February 14, 1998, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

     (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

     (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 1998


                              /s/ Stewart G. MacDonald, Jr.
                              __________________________________________________
                              Stewart G. MacDonald, Jr., individually and as Trustee of the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. and as Trustee of the Stewart G. MacDonald, Jr. 1984 Trust and as Settlor of the New Century Trust


                              /s/ Cynthia V. Doggett
                              __________________________________________________
                              Cynthia V. Doggett, individually and as Trustee of the New Century Trust and as Trustee of the Stewart G. MacDonald, Jr. 1984 Trust

                                                             Page 22 of 22 Pages


                              The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

                             By:  /s/ Stewart G. MacDonald, Jr.
                                ________________________________________________
                                Stewart G. MacDonald, Jr., Trustee



                                The Stewart G. MacDonald, Jr. 1984 Trust

                             By:  /s/ Stewart G. MacDonald, Jr.
                                ________________________________________________
                                Stewart G. MacDonald, Jr., Trustee



                                The New Century Trust

                             By:  /s/ Cynthia V. Doggett
                                ________________________________________________
                                Cynthia V. Doggett, Trustee


                                /s/ Gilbert M. Rodddy
                                ________________________________________________
                                Gilbert M. Roddy, as Trustee of the New Century Trust